

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Patrick D. Hallinan
Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

      Re: Fortune Brands Home & Security, Inc.
          Form 10-K for the year ended December 31, 2019
          Filed February 26, 2020
          File No. 001-35166

Dear Mr. Hallinan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction